UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2014)	Previous Period (Fourth quarter of 2013)	Changes (%)	Year to Year Comparison (First quarter of 2013)	Changes (%)
Operating Revenue	Quarterly Results	4,201,920	4,294,841	-2.2%	4,065,654	3.4%
	Year-to-date (“YTD”) Results	4,201,920	16,602,054	—	4,065,654	3.4%
Operating Income	Quarterly Results	252,396	509,700	-50.5%	404,528	-37.6%
	YTD Results	252,396	2,011,109	—	404,528	-37.6%
Profit from Continuing Operations Before Income Tax	Quarterly Results	332,577	384,509	-13.5%	419,968	-20.8%
	YTD Results	332,577	1,827,102	—	419,968	-20.8%
Profit for the Period	Quarterly Results	267,309	293,670	-9.0%	345,934	-22.7%
	YTD Results	267,309	1,609,549	—	345,934	-22.7%
Attributable To: Controlling Interests	Quarterly Results	269,814	314,140	-14.1%	354,155	-23.8%
	YTD Results	269,814	1,638,964	—	354,155	-23.8%
2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		April 29, 2014 / 16:00(Seoul time)
		Related Event (Location)		Conference Call for the quarter ended March 31, 2014 (SK Telecom Headquarter, Conference Room)
3. Contact Information		Supervisor		Soo Cheol Hwang (82-2-6100-1809)
		Organizer		Won Tuh Chung (82-2-6100-1550)
		Organizing Team		SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: April 30, 2014

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